December 7, 2004

By Facsimile and U.S. Mail

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065

	Re:	Getty Images, Inc.
		Schedule TO-I, Amendment No. 2
		Filed November 30, 2004

Dear Mr. Adas:

	We have the following additional comments on the above-referenced filing:

Form S-4

Material United States Federal Income Tax Consequences, page 66

1. We note your response to comment 6 and the revised disclosure which states that this section is counsel`s opinion; however, the language which follows in this section does not state an opinion of counsel. For example, to the extent the tax consequences are uncertain, revise the disclosure to state what counsel believes the tax consequences "should" be. For example, the statement, "Based on the advice of our counsel, we intend to take the position that. . ..." is not appropriate. Also eliminate the term "should" from the last paragraph of this section.

      Please respond to our comment promptly. You should transmit the letter via EDGAR under the label "CORRESP." If you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions